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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 Amendment No. 7

                    Under the Securities Exchange Act of 1934



                        GENISYS RESERVATION SYSTEMS, INC.
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE .0001 PER SHARE
                         (Title of Class of Securities)



                                    372299107
                                 (CUSIP Number)


                                  Irwin D. Rowe
                          c/o Loeb Partners Corporation
                                   61 Broadway
                               New York, NY 10006
                                 (212) 483-7025
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 April 22, 1999
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Note:
Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 372299107


1.     NAME OF REPORTING PERSON:

       Thomas L. Kempner and William A. Perlmuth, Ttes. u/w C.M. Loeb f/b/o Thomas L. Kempner

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [ ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         377,672 shares assuming full conversion of convertible notes and preferred stock

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:

         377,672 shares assuming full conversion of convertible notes and preferred stock

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         377,672 shares assuming full conversion of convertible notes and preferred stock

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         5.1%

14.     TYPE OF REPORTING PERSON:
         OO


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CUSIP No.: 372299107

1.     NAME OF REPORTING PERSON:

         Warren D. Bagatelle

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [ ]
3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         173,842 shares assuming full conversion of convertible notes and preferred stock

8.     SHARED VOTING POWER:

          20,704 shares assuming full conversions of convertible notes and preferred stock

9.     SOLE DISPOSITIVE POWER:

         173,842 shares assuming full conversion of convertible notes and preferred stock

10.   SHARED DISPOSITIVE POWER:

              20,704 shares assuming full conversions of convertible notes and preferred stock

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         194,546 shares assuming full conversion of convertible notes and preferred stock

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         2.6%

14.     TYPE OF REPORTING PERSON:
         IN

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CUSIP No.: 372299107


1.     NAME OF REPORTING PERSON:

         HSB Capital

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [ ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         20,704 shares assuming full conversion of convertible notes and preferred stock

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:

         20,704 shares assuming full conversion of convertible notes and preferred stock

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         20,704 shares assuming full conversion of convertible notes and preferred stock

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.3%

14.     TYPE OF REPORTING PERSON:
         PN
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CUSIP No.: 372299107


1.     NAME OF REPORTING PERSON:

         Loeb Partners Corporation

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [ ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         66,314 shares assuming full conversion of convertible notes.

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:

         66,314 shares assuming full conversion of convertible notes.

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         66,314 shares assuming full conversion of convertible notes.

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.9%

14.     TYPE OF REPORTING PERSON:
         CO  BD
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CUSIP No.: 372299107


1.     NAME OF REPORTING PERSON:

         Loeb Holding Corporation

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b)  [ ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         98,824 shares assuming full conversion of convertible preferred stock

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:

         98,824 shares assuming full conversion of convertible preferred stock

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         98,824 shares assuming full conversion of convertible preferred stock

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         1.3%

14.     TYPE OF REPORTING PERSON:
         CO

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 This Amendment No. 7 reflects the sale of certain shares of Common Stock.

Item 1.           Security and Issuer.

                  No change.

Item 2.           Identity and Background.

                  No change.

Item 3.           Source and Amount of Funds.

                  No change.

Item 4.           Purpose of Transaction.

                  No change.



Item 5.           Interest in Securities of the Issuer.

(a) As of April 30, 1999, after reflecting the sales reported in Item 5(c) shares of Common Stock of the Issuer were beneficially owned as follows; and assuming conversion of convertible securities owned, would be beneficially owned as follows:
                                  Shares of              Fully Converted Shares
                                  Common Stock           of Common Stock

Trust F/B/O Thomas L. Kempner        37,365                 377,672

Warren D. Bagatelle                  28,989                 173,842

HSB Capital                           7,469                  20,704

Loeb Partners Corporation            29,549                  66,314

Loeb Holding Corporation              ----                   98,824
                                    103,372                 737,356



The Company as of March 26, 1999 has 6,734,694 shares of Common Stock outstanding, according to its annual report on Form 10K-SBIA.



Assuming conversion of all convertible securities owned by the persons named in answer to this Item, they would own an aggregate of 737,356 shares of Common Stock, constituting 10.0% of the shares of Common Stock which would then be outstanding, assuming such conversion.

(b)      See the answer to Item 2 hereof.

(c) Shares of Common Stock of the Company were sold on April 22, 1999 pursuant to Rule 144 at $2 3/4 per share as follows:

                                                     Shares Sold

Trust F/B/O Thomas L. Kempner                        70,000

Warren D. Bagatelle                                  30,000

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                  (d) and (e).      Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to
                  Securities of the Issuer.

                  No change.

Item 7.  Material Filed as Exhibits.

                  No change.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 1999

                                            Thomas L. Kempner and William A.
                                            Perlmuth, Ttes. U/W C.M. Loeb F/B/O
                                            Thomas L. Kempner


                                            By:_____________________________
                                                 Thomas L. Kempner, Trustee



                                            By:_____________________________
                                                 Warren D. Bagatelle


                                            HSB Capital


                                            By:_____________________________
                                                   Warren D. Bagatelle, Partner


                                            Loeb Partners Corporation


                                            By:_____________________________
                                                  Thomas L. Kempner,
                                                  Chief Executive Officer

                                            Loeb Holding Corporation


                                            By:_____________________________
                                                  Thomas L. Kempner
                                                  Chief Executive Officer